Morgan, Lewis & Bockius LLP 2020 K Street, NW Washington, DC 20006 Tel. +1.202.373.6000 Fax: +1.202.373.6001 www.morganlewis.com	Exhibit 12
[_________], 2016

Board of Trustees
Rydex ETF Trust
c/o Guggenheim Investments
805 King Farm Boulevard
Suite 600
Rockville, Maryland 20850

Re:
Agreement and Plan of Reorganization, dated [_____], 2016 (the “Plan”), adopted by the Board of Trustees of the Rydex ETF Trust (the “Trust”) for the reorganization of the Trust’s Guggenheim Russell 1000 Equal Weight ETF (the “Acquired Fund”) into the Guggenheim S&P 500 Equal Weight ETF (the “Surviving Fund”).

Ladies and Gentlemen:
This opinion is furnished to you pursuant to paragraph 12(e) of the Plan. You have requested our opinions as to certain U.S. federal income tax consequences of the reorganization of the Acquired Fund and the Surviving Fund that will consist of: (i) the transfer of all of the assets of the Acquired Fund to the Surviving Fund in exchange solely for shares of the Surviving Fund (“Surviving Fund Shares”), (ii) the assumption by the Surviving Fund of all of the liabilities of the Acquired Fund, and (iii) the distribution of the Surviving Fund Shares to the shareholders of the Acquired Fund1 in complete liquidation of the Acquired Fund, all upon the terms and conditions set forth in the Plan (the “Reorganization”).
In rendering our opinions, we have reviewed and relied upon (a) the Plan, (b) certain representations concerning the Reorganization made to us by the Trust, on behalf of the Series, in a letter dated [_____], 2016 (the “Representation Letter”), (c) all other documents, financial and other reports and corporate minutes that we deemed relevant or appropriate, (collectively, the “Documents”) and (d) such statutes, regulations, rulings and decisions as we deemed material with respect to this opinion. In our review, we have assumed the genuineness of all signatures, the capacity and authority of each party executing a document to so execute the document, the authenticity and completeness of all documents purporting to be originals (whether reviewed by us in original or copy form) and the conformity to the originals of all documents purporting to be copies (including electronic copies). We have also assumed that each agreement and other instrument reviewed by us is valid and binding on the party or parties thereto and is enforceable in accordance with its terms, and that there are no contracts, agreements, arrangements, or understandings, either written or oral, that are inconsistent with or that would materially alter the terms of the Plan or the other documents supplied to us. We have assumed that the Documents and the Representation Letter present all material and relevant facts relating to the Reorganization. All terms used herein, unless otherwise defined, are used as defined in the Plan.
_________________________

[1]	In the distribution, Acquired Fund shareholders who hold shares of the Acquired Fund shares will receive shares of the Surviving Fund.

Board of Trustees
Rydex ETF Trust
[________], 2016

For purposes of our opinions, we have we have relied, exclusively and without independent verification that as to matters of fact that are material to this opinion: (i) that all representations set forth in the in the Representation Letter will be true and correct in all material respects as of the Closing Date (and that any such representations made “to the best knowledge of,” “to the knowledge of,” “in the belief of,” or otherwise similarly qualified, are true and correct in all material respects without any such qualification), (ii) the completeness of the information contained in the Documents, and (iii) that the Acquired Fund and the Surviving Fund, as of the Closing Date of the Reorganization, each satisfy and, following the Reorganization, the Surviving Fund will continue to satisfy, the requirements of subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as a regulated investment company (“RIC”).
Based on the foregoing, and provided the Reorganization is carried out in accordance with the laws of Delaware, the Plan and the Representation Letter, it is our opinion that:

1.
The Reorganization will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code, and the Acquired Fund and the Surviving Fund will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

2.
No gain or loss will be recognized by the Acquired Fund upon the transfer of all of its assets to the Surviving Fund solely in exchange for Surviving Fund shares and the assumption by the Surviving Fund of all of the liabilities of the Acquired Fund or upon the distribution of Surviving Fund shares to shareholders of the Acquired Fund.

3.
No gain or loss will be recognized by the Surviving Fund upon the receipt of the assets of the Acquired Fund solely in exchange for Surviving Fund shares and the assumption by the Surviving Fund of the liabilities of the Acquired Fund.

4.
The tax basis of the assets of the Acquired Fund received by the Surviving Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the exchange, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by the Acquired Fund upon the exchange.

5.	The holding period of the assets of the Acquired Fund received by the Surviving Fund will include the period during which such assets were held by the Acquired Fund.

6.
No gain or loss will be recognized by the shareholders of the Acquired Fund upon the exchange of their shares of the Acquired Fund for Surviving Fund shares (except with respect to cash received in lieu of fractional shares).

7.
The aggregate tax basis of Surviving Fund shares received by each shareholder of the Acquired Fund will be the same as the aggregate tax basis of the Acquired Fund shares exchanged immediately prior to the Reorganization.

8.
The holding period of the Surviving Fund shares received by the shareholders of the Acquired Fund will include the holding period of the Acquired Fund shares surrendered in exchange therefor, provided that the Acquired Fund shares were held as a capital asset as of the Closing Date of the Reorganization.

Board of Trustees
Rydex ETF Trust
[________], 2016

9.
The Surviving Fund will succeed to and take into account, as of the date of the transfer (as defined in Section 1.381(b)-1(b) of the Treasury Regulations), the items of the Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381(b) and (c), 382, 383 and 384 of the Code.

Notwithstanding the foregoing opinions, no opinion is expressed as to the effect of the Reorganization on the Acquired Fund or the Surviving Fund with respect to (A) any asset as to which any gain or loss may be recognized with respect to contracts subject to Section 1256 of the Code, (B) any gain that may be recognized on the transfer of stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (C) any other gain or loss that may be required to be recognized (i) as a result of the closing of the Acquired Fund’ taxable year or (ii) upon the transfer of an asset regardless of whether such transfer would otherwise be a nonrecognition transaction under the Code. In addition, no opinion is expressed as to the effect of the Reorganization on any Acquired Fund shareholder that is required to recognize unrealized gains and losses for U.S. federal income tax purposes under a mark-to-market system of accounting.
Our opinions are limited solely to the Reorganization. This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. It represents our best legal judgment as to the matters addressed herein, but is not binding on the Internal Revenue Service or the courts. Accordingly, no assurance can be given that the opinions and analysis expressed herein, if contested, would be sustained by a court. Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the Internal Revenue Service as set forth in published revenue rulings and revenue procedures, present administrative positions of the Internal Revenue Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter.
Our opinions are conditioned upon the performance by the Trust, on behalf of the Surviving Fund and the Acquired Fund, of its undertakings in the Plan and the Representation Letter.

Our opinions are being rendered to the Trust on behalf of the Surviving Fund and the Acquired Fund, and may be relied upon only by the Trust, its Board of Trustees, the Acquired Fund, the Surviving Fund, and may not be relied upon by any other person or used for any other purpose without express written consent.

Very truly yours,